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                            Via Edgar and Facsimile
                            -----------------------

December 12, 2006

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Corporate Property Associates 14 Incorporated / CPA:14 Holdings Inc. Registration Statement on Form S-4 (the "Registration Statement") File Nos. 333-136031 and 333-136031-01

Ladies and Gentlemen:

In accordance with Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"), Corporate Property Associates 14 Incorporated and CPA:14 Holdings Inc. (jointly, the "Company") hereby respectfully requests withdrawal of Post-Effective Amendment No. 1 filed with the Securities and Exchange Commission (the "Commission") on December 11, 2006 (the "Amendment") with respect to the Company's Registration Statement on Form S-4 (File Nos. 333-136031 and 333-136031-01) (the "Registration Statement"). The Company filed the Amendment with an intention to deregister 95,615,579.34 shares of common stock of CPA:14 Holdings Inc., par value $.001 per share. However, the number on the Amendment was incorrectly stated to be 68,524,439.34. Accordingly, the Company hereby requests withdrawal of the Amendment and informs the Commission that a Post-Effective Amendment No. 2 relating to the Registration Statement has been filed on December 11, 2006 to correct the number of shares of common stock of CPA:14 Holdings Inc. to be deregistered from 68,524,439.34 to 95,615,579.34. No securities of CPA:14 Holdings Inc. have been sold under the Registration Statement.

Please provide a copy of the order granting the Company's request for withdrawal of the Amendment to our outside legal counsel, Clifford Chance US LLP, attention: Kathleen Werner, by facsimile at (212) 878 8375. If you have any questions with regard to this request for withdrawal, please contact Ms. Werner at (212) 878 8526.

Sincerely,

Corporate Property Associates 14 Incorporated

By: /s/ Gordon F. DuGan
    -------------------
Name: Gordon F. DuGan
Title: Chief Executive Officer

CPA:14 Holdings Inc.

By: /s/ Mark J. DeCesaris
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Name: Mark J. DeCesaris
Title: Acting Chief Financial Officer and Chief Administrative Officer

cc: Kathleen Werner, Esq.